EXHIBIT 99.1

China Cord Blood Corporation Reports
Third Quarter and First Nine Months of Fiscal 2011 Financial Results

31.3% Increase in 3Q11 Revenue
29.4% Increase in 3Q11 Net Income Attributable to Shareholders
Conference Call to be Held at 8 pm ET February 28, 2010

HONG KONG, China, February 28, 2011 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or “the Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced unaudited financial results for the third quarter and first nine months of fiscal year 2011 ended December 31, 2010.

Third Quarter of Fiscal 2011 Highlights

•	Revenue increased 31.3% to RMB90.5 million ($13.7 million).
•	New subscriber sign-ups grew 25.4% to 14,765.
•	Gross profit increased 33.2% to RMB69.5 million ($10.5 million).
•	Gross margin expanded 110 basis points to 76.8%.
•	Operating income increased 38.8% to RMB34.8 million ($5.3 million).
•	Net income attributable to shareholders increased 29.4% to RMB25.9 million ($3.9 million).

Nine Months of Fiscal 2011 Highlights

•	Revenue increased 28.4% to RMB244.9 million ($37.1 million).
•	New subscriber sign-ups grew 21.9% to 40,877.
•	Gross profit increased 33.8% to RMB187.5 million ($28.4 million).
•	Gross margin expanded 310 basis points to 76.6%.
•	Operating income increased 20.9% to RMB87.4 million ($13.2 million).
•	Net income attributable to shareholders reached RMB65.4 million ($9.9 million).

“We are proud to achieve new revenue, profit and new subscriber records during the third fiscal quarter,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of China Cord Blood Corporation. “Margins continued to expand, driven by growing contribution from recurring storage revenue and successful cost control measures. New subscriber number surpassed the 14,000 mark for the first time. These achievements are a testament to our successful market positioning as well as our effective market development strategy.”

Ms. Zheng further stated, “We have also announced the establishment of our Zhejiang subsidiary. Today, out of the seven authorized regions in China, we now have full access to the Beijing municipality, Guangdong province and Zhejiang province.  With the presence in the above markets and our equity investment in the Shandong cord blood banking operator, our broad market reach makes CCBC the largest and most influential cord blood banking operator in China. We are really excited about reaching such a large addressable marketplace, much of which is untapped.”

Summary – The Quarter and the First Nine Months ended December 31, 2009 and 2010

	Three Months Ended			Nine Months Ended
	December 31,			December 31,
	2009	2010		2009	2010
	RMB(‘000)	RMB(‘000)	USD(‘000)	RMB(‘000)	RMB(‘000)	USD(‘000)
Revenue	68,905	90,483	13,710	190,731	244,861	37,101
Gross Profit	52,178	69,514	10,533	140,116	187,486	28,407
Operating Income	25,093	34,841	5,280	72,292	87,390	13,241
Net Income Attributable to Shareholders	20,001	25,875	3,920	33,048	65,444	9,916
EPS Attributable to Ordinary Shares – Basic (RMB/USD)	0.31	0.36	0.06	0.44	0.96	0.15

Revenue Breakdown (%)
Processing Fee	81.6%	79.2%		82.7%	79.2%
Storage Fee	18.4%	20.8%		17.3%	20.8%

New Subscribers (persons)	11,771	14,765		33,523	40,877
Accumulated Total Number of Subscribers (persons)	117,583	170,189		117,583	170,189

Third Quarter Fiscal 2011 Financial Results

REVENUE.  Third quarter revenue increased 31.3% to RMB90.5 million ($13.7 million), up from RMB68.9 million in the same period last year.  Revenue from processing fees increased by 27.5% to RMB71.7 million ($10.9 million) from the prior year period. This reflects 14,765 new subscriber sign-ups this quarter, a 25.4% increase in new subscriber sign-ups from the prior year period. Revenue from storage fees increased 48.1% year-over-year to RMB18.8 million ($2.8 million), as a result of sustained growth in the accumulated subscriber base.  Revenue from storage fee accounted for 20.8% of the total third quarter revenue, compared to 18.4% in the same period last year.  Driven by the strong demand from the Beijing and Guangdong markets, the Company’s accumulated subscriber base as of December 31, 2010 reached a new record of 170,189, up 44.7% year-over-year.

GROSS PROFIT.  Gross profit in the third quarter increased to RMB69.5 million ($10.5 million), up 33.2% from RMB52.2 million in the same period last year.  Gross margin reached a new high by increasing 110 basis points to 76.8% year-over-year, primarily as a result of the rising revenue largely related to rising contribution from storage fees and economies of scale.

OPERATING INCOME. Operating income for the third quarter reached RMB34.8 million ($5.3 million), up 38.8% from RMB25.1 million, driven by new subscriber numbers, margin expansion and successful cost control measures. Operating income as a percentage of revenues increased slightly to 38.5%, up 210 basis points year-over-year. Depreciation and amortization expense for the third quarter amounted to RMB5.8 million ($0.9 million).

Research and Development expense.  Third quarter research and development expense rose to RMB1.9 million ($0.3 million).

Sales and Marketing expense.  Sales and marketing expense increased 20.4% to RMB12.5 million ($1.9 million) as the Company continued to expand its marketing resources to cope with rising demand in Beijing and Guangdong. The Company’s direct marketing approach has yielded very favorable results in its target markets, not only achieving a steadily growing penetration rate but also successfully reducing the sales and marketing expense as a percentage of revenue to 13.9%.

General Administrative expense.  Third quarter general administrative expenses amounted to RMB20.2 million ($3.1 million), up 21.4% year-on-year.  General administrative expense as a percentage of revenue decreased to 22.4%, compared to 24.2% during the same period last year. Despite the increase in revenue, general administrative expense remained stable and comparable as an absolute amount to the last two quarters.  Moving forward, the Company believes cost control efforts could lead to further margin expansion.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS.  Third quarter net income attributable to shareholders reached RMB25.9 million ($3.9 million).  Net margin for the third quarter of fiscal 2011 rose to a new record of 28.6%.  Basic earnings per share for third quarter of fiscal 2011 were RMB0.36 ($0.06).

NET CASH. As of December 31, 2010, the Company had cash and cash equivalents of RMB548.0 million ($83.0 million), compared to RMB280.8 million as of March 31, 2010. As of December 31, 2010, total borrowing was RMB45.0 million ($6.8 million).

Ms. Zheng stated, “Our excellent results in the third fiscal quarter demonstrate our success stories in both Beijing and Guangdong. Following the recent formation of our new Zhejiang subsidiary, we are committed to replicating our success in Beijing and Guangdong in this new untapped Zhejiang market.”

“As the exclusive cord blood banking operator in Beijing, Guangdong and Zhejiang, we have access to a market of 1.8 million newborns each year and we see significant room for growth ahead of us,” Ms. Zheng further commented. “To deepen our market penetration, we will continue to explore new promotion initiatives by developing and modifying our payment schemes to best fit subscribers’ needs and tailor our corporate goals to capitalize on new market opportunities. We strive to maximize shareholder value by delivering solid operational performance, stable and recurring cash flows as well as sustainable earnings growth over the long term. “

Nine Months Fiscal 2011 Financial Results

For first nine months of fiscal 2011, total revenue increased 28.4% to RMB244.9 million ($37.1 million), from RMB190.7 million last year.  The increase was largely attributable to the 21.9% increase in new subscribers to 40,877 and the expansion in the accumulated subscriber base to 170,189.  During the first nine months, processing fees and storage fees grew 23.0% and 53.9%, respectively.  Gross profit in the first nine months of fiscal 2011 increased 33.8% to RMB187.5 million ($28.4 million) from RMB140.1 million in the prior year period.  During the first nine months of fiscal 2011, operating income increased to RMB87.4 million ($13.2 million).  Net income attributable to shareholders for the first nine months of fiscal 2011 was RMB65.4 million ($9.9 million).  Basic earnings per ordinary share were RMB0.96 ($0.15).

Conference Call

The Company will hold a teleconference at 8:00 p.m. ET on Monday, February 28, 2010 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the following link:
http://investor.chinacordbloodcorp.com/playerlink.zhtml?c=206671&s=wm&e=3696924.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 40003001.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the third quarter and first nine months of fiscal 2011 were made at the noon buying rate of RMB6.600 to $1.00 on December 31, 2010 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, LLC
In New York: Ashley M. Ammon: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510

EXHIBIT 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and December 31, 2010

	March 31,	December 31,
	2010	2010
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	280,835	548,017	83,033
Accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB8,016; December 31, 2010: RMB9,935)	61,349	66,797	10,121
Inventories	5,070	10,139	1,536
Prepaid expenses and other receivables	13,137	13,256	2,008
Deferred tax assets	3,443	4,542	688
Total current assets	363,834	642,751	97,386
Property, plant and equipment, net	250,491	251,372	38,087
Non-current prepayments	151,138	6,076	921
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB9,181; December 31, 2010: RMB22,310)	176,874	226,973	34,390
Inventories	29,637	31,537	4,778
Intangible asset, net	26,297	25,569	3,874
Available-for-sale equity securities	48,475	50,763	7,691
Other investment	—	135,528	20,535
Deferred tax assets	288	1,209	183
Total assets	1,047,034	1,371,778	207,845

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,818
Accounts payable	5,410	9,569	1,450
Accrued expenses and other payables	22,475	21,715	3,290
Deferred revenue	36,074	58,242	8,825
Amounts due to related parties	2,977	682	103
Income tax payable	4,098	8,023	1,216
Total current liabilities	116,034	143,231	21,702
Deferred revenue	93,155	138,328	20,959
Other non-current liabilities	15,978	25,121	3,806
Deferred tax liabilities	2,259	—	—
Total liabilities	227,426	306,680	46,467

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 66,743,693 shares and 75,406,875 shares issued and outstanding as of March 31 and December 31, 2010, respectively	46	52	8
Additional paid-in capital	719,329	910,316	137,927
Accumulated other comprehensive income/(loss)	2,221	(18,992)	(2,878)
Retained earnings	87,290	152,734	23,141
Total shareholders’ equity	808,886	1,044,110	158,198
Noncontrolling interests	10,722	20,988	3,180
Total equity	819,608	1,065,098	161,378
Total liabilities and equity	1,047,034	1,371,778	207,845

EXHIBIT 2

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Nine Months Ended December 31, 2009 and 2010

	Three months ended December 31,			Nine months ended December 31,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)

Revenues	68,905	90,483	13,710	190,731	244,861	37,101
Direct costs	(16,727)	(20,969)	(3,177)	(50,615)	(57,375)	(8,694)
Gross profit	52,178	69,514	10,533	140,116	187,486	28,407
Operating expenses
Research and development	—	(1,906)	(289)	—	(5,243)	(794)
Sales and marketing	(10,416)	(12,536)	(1,899)	(26,928)	(34,310)	(5,198)
General and administrative	(16,669)	(20,231)	(3,065)	(40,896)	(60,543)	(9,174)
Total operating expenses	(27,085)	(34,673)	(5,253)	(67,824)	(100,096)	(15,166)
Operating income	25,093	34,841	5,280	72,292	87,390	13,241
Other income, net
Interest income	2,292	2,333	353	5,047	6,371	965
Interest expense	(695)	(671)	(102)	(1,812)	(1,949)	(295)
Exchange gain/(loss)	39	(43)	(7)	602	547	83
Write-off of deferred reverse capitalization costs	—	—	—	(21,566)	—	—
Others	(51)	219	33	326	1,109	168
Total other income/(expense), net	1,585	1,838	277	(17,403)	6,078	921
Income before income tax	26,678	36,679	5,557	54,889	93,468	14,162
Income tax expense	(5,431)	(8,840)	(1,339)	(17,572)	(23,062)	(3,494)
Net income	21,247	27,839	4,218	37,317	70,406	10,668
Income attributable to noncontrolling interests	(1,246)	(1,964)	(298)	(3,922)	(4,962)	(752)
Income attributable to redeemable noncontrolling interests	—	—	—	(347)	—	—
Net income attributable to shareholders	20,001	25,875	3,920	33,048	65,444	9,916

Net income per share:
Attributable to ordinary shares
-Basic	0.31	0.36	0.06	0.44	0.96	0.15
-Diluted	0.29	0.36	0.06	0.42	0.96	0.15